UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.




In the Matter of

Entergy Corporation
Entergy Enterprises, Inc.
Entergy Systems and Service, Inc.
formerly Systems and Service U.S.A., Inc.        CERTIFICATE PURSUANT
                                                 TO RULE 24
     File No. 70-7947
     File No. 70-8509

(Public Utility Holding Company Act of 1935)

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      Pursuant to Rule 24 promulgated by the Securities and  Exchange

Commission  (SEC)  under the Public Utility Holding  Company  Act  of

1935,  as  amended, modified by the application(s)-declaration(s)  in the  above referenced files and the related orders dated December 28,

1992  and  July  27, 1995 (collectively, the "Orders"),  this  is  to certify that the following paragraphs report transactions carried out by  Entergy  Systems and Service, Inc. (ESASI) during the  three  (3)

months ended September 30, 1995 pursuant to the authorization of  the

SEC  and provide such other information as is required to be reported in accordance with the provisions of the Orders.



I.   Development of Energy Efficiency Technology and Manufacturing
Processes of   Systems & Service International, Inc. (SASI)


      As  reported in ESASI's Supplemental Rule 24 Certificate, dated

May  5,  1995,  in File No. 70-7947, on April 20, 1995 ESASI  entered into a number of transactions with SASI.  These transactions included the  execution of an Asset Purchase Agreement pursuant to which ESASI purchased  all of SASI's right, title and interest in the  Electronic

Ballast  Device  and  certain  other energy  efficiency  technologies developed  or  under development by SASI (exclusive of the  Monitor).

ESASI   does  not  believe  that  SASI  is  currently  pursuing   the

development of any other energy efficiency technologies.

     ESASI also reported in the above referenced Supplemental Rule 24

Certificate  that,  concurrently with the  above  transactions,  SASI

transferred   substantially  all  of  its  assets   and   liabilities

(including  its  manufacturing  operations)  to  Systems  &   Service

International   Manufacturing,   L.P.   (the   "Partnership").    The

Partnership,  in  turn,  was  assigned  all  of  SASI's  rights   and

obligations  under the Exclusive Distribution Agreement, as  amended,

and  entered  into a Manufacturing Agreement with ESASI  pursuant  to which  it  agreed  to continue to manufacture the Electronic  Ballast

Device for ESASI at current pricing levels for a minimum term of  one year.  Section D of the First Amendment to the Exclusive Distribution

Agreement provides that the Partnership "will exercise its reasonable

best  efforts to reduce the cost of producing the Products."   During

the  third  quarter  of  1995,  SASI continued  to  make  significant progress  in  lowering  overall Product costs,  largely  by  reducing administrative and overhead expenses.  With respect to the automation of  SASI's  production  process,  manufacturing  operations  for  the

Electronic  Ballast Device have already been substantially automated.

However,  SASI has determined that anticipated production  levels  do not  justify  the expense associated with further automation  of  its assembly lines at this time.

II.  Use of SASI's Products Within the BASE Region



      As  set  forth  above,  on April 20,  1995  SASI  assigned  the

Exclusive  Distribution Agreement, as amended,  to  the  Partnership.

The  Monitor  is, therefore, currently manufactured and  supplied  to

ESASI  by  the  Partnership pursuant to the terms of that  Agreement.

ESASI and the Partnership also entered into a Manufacturing Agreement providing  for the Partnership to continue to manufacture and  supply the  Electronic  Ballast Device for ESASI.  ESASI  has  utilized  the

Monitor  and the Ballast in energy service applications in the  "Base

Region."    The   following  is  a  summary  which   indicates   such

installations and projected energy conservation which will result  in savings of generating capacity.


          Number of                Annual Projected
        Installations                   Savings
                                   kw's           kwh's

             186                 1,598.02     8,661,198.30


III. Summary of Total Assets and Revenues of ESASI By Type of

Activity



                    Energy Management                Funding of other
                           & DSM         Consulting      Contractors

Total Assets *        $49,192,820.88

Total Revenues        ($1,118,149.00)



*  Excludes assets that are not appropriately allocated to any specific business activity, but which support ESASI's general business operations.

IV.  Summary of Total Assets and Revenues of ESASI By Geographic

Region



                        Base Region           U.S.                 World
                                   (excluding Base Region)  (excluding U.S.)
Total Assets **      $12,580,305.48      $16,443,000.13

Total Revenues         ($622,248.28)       ($495,900.72)



**  Excludes assets that are not dedicated to ESASI's business activities in any specific geographic region.



V.   Financial Statements



      ESASI's unaudited Balance Sheets, as of September 30, 1995, and as of the reporting date, respectively, and Income Statements for the three  month periods ending September 30, 1995, and for the  calendar year to date, respectively, are attached hereto.

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     IN WITNESS WHEREOF, the undersigned companies have caused this certificate to be executed this 16th day February, 1996.



                              Entergy Corporation
                              Entergy Enterprises, Inc.
                              Systems and Service U.S.A., Inc.
                              (now Entergy Systems and Service, Inc.)

                              By:  /s/Michael G. Thompson
                                   Michael G. Thompson